FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of April, 2014

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): *

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto and incorporated by reference herein is Registrant's proxy statement and proxy card to shareholders dated April 2, 2014.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated April 2, 2014	By:	/s/ Alon Levy
Alon Levy
VP General Counsel

GILAT SATELLITE NETWORKS LTD.

Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 49130, Israel

____________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on May 8, 2014

To our Shareholders:

We cordially invite you to the Annual General Meeting of Shareholders of Gilat Satellite Networks Ltd. to be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel, on May 8, 2014 at 2 p.m. local time for the following purposes:

1.	To elect six members of the Board of Directors until our next annual general meeting of shareholders and until their successors have been duly elected and qualified;

2.	To elect Dr. Zvi Lieber to serve as an external Director effective as of May 28, 2014 for a three-year term and to approve a grant of options to Dr. Lieber upon commencement of his term;

3.	To ratify and approve cash compensation to our external Directors, as described in the Proxy Statement;

4.
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2014, and for such additional period until the next annual general meeting of shareholders; and

5.	To receive and consider the Auditor’s report and our Consolidated Financial Statements for the year ended December 31, 2013.

Our Board of Directors recommends that you vote “FOR” all proposals under Items 1 through 4, which are described in the attached Proxy Statement. Item 5 does not require a shareholders vote.

Shareholders of record at the close of business on Tuesday April 8, 2014 are entitled to notice of and to vote at the annual meeting and any adjournments thereof. You can vote either by mailing in your proxy or in person by attending the meeting.  Only proxies that are received at the address first indicated above no later than 2 p.m. Israel time, on May 6, 2014, will be deemed received in a timely fashion and the votes therein recorded. If you attend the meeting, you can revoke your proxy and vote your shares in person. Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card.

By Order of the Board of Directors, Amiram Levinberg Chairman of the Board of Directors

April 2, 2014

GILAT SATELLITE NETWORKS LTD.
Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 49130, Israel
______________________

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held on May 8, 2014

This Proxy Statement is furnished to the holders of ordinary shares of Gilat Satellite Networks Ltd. ("Gilat", "we", "our" or the "Company") in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva, Israel, on May 8, 2014, at 2 p.m. local time, and at any adjournment thereof, pursuant to the accompanying Notice of our 2014 Annual General Meeting of Shareholders (the "Meeting").

The Notice of Meeting, this Proxy Statement and the enclosed proxy card are being mailed to our shareholders on or about April 10, 2014.

Purpose of the Annual General Meeting

At the Meeting, our shareholders will be asked to vote upon the following matters: (i) election of six members of the Board of Directors until our next annual general meeting of shareholders and until their successors are appointed; (ii) election of Dr. Zvi Lieber to serve as an external Director effective as of May 28, 2014 for a three-year term and approval of a grant of options to Dr. Lieber upon commencement of his term; (iii) ratification and approval of cash compensation to our external Directors, as described in the Proxy Statement; and (iv) ratification and approval of the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2014, and for such additional period until the next annual general meeting of shareholders. In addition, our consolidated financial statements for the year ended December 31, 2013 will be received and considered at the Meeting.

Voting at the Meeting

Only holders of record of our ordinary shares, nominal value NIS 0.20 per share, as of the close of business on April 8, 2014, are entitled to notice of, and to vote at the Meeting.  Shareholders can vote their ordinary shares at the Meeting in person or by proxy:

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee, as the case may be, authorizing you to do so.

•
Voting by Proxy.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank, trustee or nominee.  The proxy must be received by our transfer agent or at our registered office in Israel by no later than 2 p.m. Israel time, on May 6, 2014, to be validly included in the tally of ordinary shares voted at the Meeting.  Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, in accordance with the recommendations of our Board of Directors.

Solicitation of Proxies

We will bear all expenses of this solicitation. In addition to the solicitation of proxies by mail, our Directors, officers and employees, without receiving additional compensation therefor, may solicit proxies by telephone, facsimile, in person or by other means.  We may also engage a professional proxy solicitation firm, the costs of which will be borne by us.  Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of our ordinary shares held of record by such persons, and we will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a timely written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request. If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Any written instrument revoking a proxy should be received, no later than 2 p.m., Israel time, on May 6, 2014, by Gilat Satellite Networks Ltd., c/o American Stock Transfer & Trust Company, 6201 15th Ave., Brooklyn, NY 11219 or at our registered office in Israel, 21 Yegia Kapayim St., Kiryat Arye, Petah Tikva 49130, Israel.

Required Votes

Each of our ordinary shares is entitled to one vote on each matter to be voted on at the Meeting. Our articles of association do not provide for cumulative voting for the election of the Directors or for any other purpose.

The affirmative vote of the holders of a majority of the Company’s ordinary shares participating and voting at the Meeting, in person or by proxy, is required to adopt each of proposals 1, 3 and 4 to be presented at the Meeting.

The affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, is required to adopt proposal 2, provided that either: (i) at least a majority of the shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution (excluding personal interest that does not stem from the  relations with the controlling shareholder) are voted in favor of the resolution; or (ii) the total number of shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution and are voted against the resolution does not exceed two percent of the outstanding voting power in the Company.

Proposal 5 does not involve a vote of our shareholders.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal, but they will be counted to determine if a quorum is present. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Quorum

The presence, in person or by properly executed proxy, of two or more shareholders, holding shares conferring in the aggregate at least 25% of the voting power of the Company, is necessary to constitute a quorum at the Meeting.  If within one-half of an hour from the time appointed for the Meeting a quorum is not present, the Meeting will be adjourned to the same day in the next week, at the same time and place, or to such later day and at such other time and place as the Chairman of the Meeting may determine with the consent of a majority of the voting power present at the meeting, in person or by proxy, and voting on the question of adjournment.

Shares Outstanding

As of March 28, 2014, the Company had 42,249,349 ordinary shares outstanding. American Stock Transfer & Trust Company is the transfer agent and registrar for our ordinary shares.

AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS HAS APPROVED THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT AND RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” EACH OF THE NOMINEES FOR DIRECTOR NAMED IN THIS PROXY STATEMENT AND "FOR" EACH OF THE PROPOSALS SET FORTH IN THIS PROXY STATEMENT.

I.  ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Each of our Directors, with the exception of our external Directors, serves from the annual general meeting in which he or she was appointed until the next annual general meeting and until that Director’s successor is appointed, unless his or her office is earlier vacated under any relevant provision of the Articles of Association of the Company or the law.

Under the Company’s Articles of Association, the number of members of the Board of Directors shall be not less than five (5) and not more than nine (9). The general meeting of our shareholders has set the current number of Directors at eight (8), of which two (2) are external Directors.

In general, the NASDAQ Stock Market Rules require that the Board of Directors of a NASDAQ-listed company have a majority of independent directors and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ.  Our Board of Directors has determined that three out of the six persons who are nominated for election to our Board of Directors, namely, Messrs. Halevy, Boehm and Rafaeli and our two serving external Directors as well as our external Director nominee, Dr. Zvi Lieber, qualify as independent Directors under NASDAQ requirements.

In accordance with Israeli law and practice, our Board of Directors is authorized to recommend to our shareholders director nominees for election. Accordingly, our Board has nominated the Directors named below for election to our Board of Directors.  We are unaware of any reason why any of the nominees, if elected, should be unable to serve as a Director. All nominees listed below have advised our Board of Directors that they intend to serve as Director if elected.

Messrs. Jeremy Blank, Amiram Boehm, Ishay Davidi, Gilead Halevy and Kainan Rafaeli are nominated for re-election. Mr. Amiram Levinberg, who is currently serving as Chairman of our Board of Directors, is not seeking re-election.   Mr. Dov Baharav is nominated to be elected to our Board of Directors for the first time. The Company has two additional Directors, who qualify as “external Directors” as mandated by the Israeli Companies Law; Dr. Leora Meridor who is to continue in office until December 30, 2014 and Mr. Haim Benyamini, who is to continue in office until May 27, 2014 and is not nominated for reelection.

Nominees for the Board of Directors of the Company

It is proposed that at the Meeting each of the following persons be elected to serve as a member of the Board of Directors of the Company until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

Name	Age
Dov Baharav	64
Jeremy Blank	36
Amiram Boehm	43
Ishay Davidi	52
Gilead Halevy	48
Kainan Rafaeli	59

The following information concerning the nominees is based on the records of the Company and information furnished to it by the nominees:

                Dov Baharav has served as a member of board of directors of Mellanox Technologies Ltd., a leading supplier of end-to-end InfiniBand and Ethernet connectivity solutions and services for servers and storage, since November 2010. Mr. Baharav has also served as a member of the Board of directors ofAllot Communications Ltd., a leading global provider of intelligent broadband solutions, since March 2013. Mr. Baharav served as the chairman of the board of directors of Israel Aerospace Industries, Ltd., a defense and civil aerospace technology company, from July 2011 until October 2013. From July 2002 until November 2010, Mr. Baharav served as president and chief executive officer of Amdocs Management Limited, or Amdocs, a communications services company. He also served as a member of Amdocs' board of directors and executive committee from July 2002 until November 2010. Mr. Baharav joined Amdocs in 1991 as vice president and then president of Amdocs' principal U.S. subsidiary, Amdocs, Inc., and served as chief financial officer of Amdocs from 1995 until June 2002. From 1983 until 1991, Mr. Baharav served as chief operating officer of Oprotech Ltd., an electro-optical device company. Mr. Baharav is involved with the College of Management Academic Studies in Rishon Lezion, Israel. He is also a member of the board of directors of SeamBI, a private advertising technology company. Mr. Baharav holds a Bachelor of Science degree in Physics and Accounting, as well as M.B.A. degree from Tel Aviv University.

Jeremy Blank has served on our Board of Directors since July 2005. Mr. Blank is a partner and senior managing director with York, a private investment fund based in New York with approximately $17 billion in assets under management.   York was founded in 1991 and specializes in value oriented and event driven equity and credit investments. Mr. Blank joined York in March 2005.  During the years 1999 through the beginning of 2005, Mr. Blank worked as a vice president within Morgan Stanley’s fixed income department and earlier in his career in Morgan Stanley’s mergers and acquisitions department.  Mr. Blank graduated from Yeshiva University in New York City with a Bachelor’s degree in Finance.

Amiram Boehm has served on our Board of Directors since December 31, 2012. Mr. Boehm has been a Partner in the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 2004. Mr. Boehm serves as the Managing Partner and Chief Executive Officer of FITE GP (2004). He also serves as a director of Ormat Technologies Inc., a company traded on the NYSE, Ham-Let (Israel-Canada) Ltd., a company traded on the Tel Aviv Stock Exchange (“TASE”) and Pharm-up Ltd. (private company). Mr. Boehm previously served as a director at Scope Metal Trading, Ltd.  (TASE), Inter Industries, Ltd. (TASE), Global Wire Ltd. (TASE), Telkoor Telecom Ltd. (TASE) and Solbar Industries Ltd. (TASE). Prior to joining FIMI, from 1999 until 2004, Mr. Boehm served as Head of Research at Discount Capital Markets, the investment arm of Israel Discount Bank. Mr. Boehm holds a B.A. degree in Economics and a LL.B. degree from Tel Aviv University and a Joint M.B.A. degree from Northwestern University and Tel Aviv University.

        Ishay Davidi has served on our Board of Directors since December 31, 2012. Mr. Davidi is the Founder and has served as Chief Executive Officer of the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 1996. Mr. Davidi currently serves as a director of Inrom Industries Ltd., Ormat Industries Ltd. (TASE) and Ham-Let (Israel-Canada) Ltd. (TASE), C. Mer Ltd. (TASE), Pharm Up Ltd. and Overseas Commerce Ltd. Mr. Davidi previously served as the Chairman of the board of directors of Retalix (previously traded on NASDAQ and TASE) from August 2008 until January 2010, of Tefron Ltd. (NYSE and TASE) and of Tadir-Gan (TASE), and as a director of Retalix, Tadiran Communications Ltd. (TASE), Lipman Electronic Engineering Ltd. (NASDAQ and TASE), Merhav Ceramic and Building Materials Center Ltd. (TASE), TAT Technologies Ltd. (NASDAQ and TASE), Orian C.M. Ltd. (TASE), Ophir Optronics Ltd. (TASE), Scope Metals Group Ltd. (TASE) and Formula Systems Ltd. (NASDAQ and TASE). Prior to establishing FIMI, from 1993 until 1996, Mr. Davidi was the Founder and Chief Executive Officer of Tikvah Fund, a private Israeli investment fund. From 1992 until 1993, Mr. Davidi was the Chief Executive Officer of Zer Science Industries Ltd., a developer of diagnostics equipment for the healthcare industry. Mr. Davidi holds a B.Sc. degree in Industrial and Management Engineering from Tel Aviv University and a M.B.A. degree from Bar Ilan University.

Gilead Halevy has served on our Board of Directors since January 2011. Mr. Halevy is a founding member and general partner of Kedma Capital Partners, or Kedma, a leading Israeli private equity fund.  Mr. Halevy is a member of the Kedma investment committee.  Prior to establishing Kedma, Mr. Halevy was a Director at Giza Venture Capital from April 2001 to January 2006, where he led investments in communication and information technology companies, and directed Giza's European business activities. Previously, from 1998 to 2001, Mr. Halevy practiced law at White & Case LLP, where he advised in connection with mergers and acquisitions in the Telecom Media and Technology group. Mr. Halevy was also a founding member of the White & Case Israel practice group during that time. From 1993 to 1998, he was a senior associate with Zellermayer & Pelossof, one of Israel's leading commercial law firms, where he advised in connection with public securities, cross-border mergers and acquisitions and private equity transactions. Mr. Halevy currently serves as Chairman of Brand Industries Ltd. (TASE), Chairman of Hatehof Industries Ltd., Chairman of Carmel Wineries and a board member of the Marina Galil Group Ltd.  Mr. Halevy holds a LL.B. degree (magna cum laude) and B.A. degree in Humanities (interdisciplinary course for exceptional students), both from the Hebrew University.

Kainan Rafaeli has served on our Board of Directors since December 31, 2012. Mr. Rafaeli is a private investor and has served since September 2009 as the Chairman of Senso Optics Ltd., an Israeli defense contractor. Mr. Rafaeli was a founder, shareholder and Chief Executive Officer of Kinetics Ltd., an Israeli company which develops and manufactures hydraulic, air conditioning, NBC protection and electric systems for military vehicles and aircraft, from 1985 until 2009. From 1999 until 2009, he was also the Chief Executive Officer of Real Time Laboratories LLC, a U.S. based defense contractor. Mr. Rafaeli holds a BSc. degree in Mechanical Engineering from the Technion–Israel Institute of Technology and a M.B.A. degree from Tel Aviv University.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, will be necessary for shareholder approval of the election of each of the director nominees named above.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to re-elect Jeremy Blank, Amiram Boehm, Ishay Davidi, Gilead Halevy and Kainan Rafaeli and to elect Dov Baharav, as members of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.”

The Board of Directors recommends a vote FOR the election of each nominee for Director named above.

II.    ELECTION OF AN EXTERNAL DIRECTOR AND APPROVING A
GRANT OF OPTIONS UPON COMMENCEMENT OF HIS TERM
                    (Item 2 on the Proxy Card)

Election of Dr. Zvi Lieber to Serve as an External Director

Under the Israeli Companies Law, public companies are required to appoint two external Directors who must meet specified standards of independence. An external Director is appointed for an initial term of three consecutive years, and may be reappointed for additional three-year terms, subject to certain conditions (including approval by our shareholders at a general meeting) as provided under the Israeli Companies Law and the regulations promulgated thereunder.

Dr. Leora Meridor and Mr. Haim Benyamini currently serve as external Directors of the Company, and their terms of service terminate on December 30, 2014 and on May 27, 2014, respectively. Mr. Benyamini is not seeking re-election. It is proposed that at the Meeting, Dr. Zvi Lieber be appointed to serve as an external Director for a three-year term commencing on May 28, 2014. Following is Dr. Lieber’s biographical information:

Dr. Zvi Lieber is a financial and investment consultant, an Actuary and an economist. Dr. Lieber has served as Chairman of the Board of Directors of Analyst Provident Funds Ltd. since 2011, and as member of the boards of directors of Baran Ltd., a global provider of engineering, technology, and construction for challenging projects since 2008, Ampa Capital Ltd. a company specializes in non-bank financing since 2006 and Europort Ltd., a holding company mainly focused on the area of senior living residence projects since 2010. Dr. Lieber was a faculty member in Tel Aviv University, The Leon Recanati Graduate School of Business Administration for about 30 years between 1972 and 2002. He lectured on accounting, finance and value creation. Dr. Lieber was also a visiting professor at the business school of NYU in 1971-2 and 1977-8 where he lectured on accounting, and in recent years he lectured in various colleges in Israel. Dr. Lieber has published numerous papers in leading academic journals. From 2008 until 2011 Dr. Lieber was a member of the board of directors of Retalix Ltd., a company previously traded on NASDAQ and TASE. From 2010 until 2011 he served as Chairman of the board of directors of Analyst Underwriters Ltd. From 2005 until 2009, Dr. Lieber served as a board member of Provident and Pension Fund of the workers of the Jewish Agency. From 2002 until 2006 he served as a board member of the Tel Aviv Stock Exchange. Prior to that he served as a board member of numerous public and private companies. Dr. Lieber also participated in key public committees appointed by the Israeli government. Dr. Lieber holds a PhD in Business Administration from Chicago University.

At least one external Director elected must have “accounting and financial expertise” and any other external Director must have either ‘‘accounting and financial expertise’’ or “professional qualification” as such terms are defined by regulations promulgated under the Israeli Companies Law.  Our Board of Directors has determined that both our serving external Directors, Dr. Leora Meridor and Mr. Haim Benyamini, as well as our external Director nominee,  Dr. Zvi Lieber, meet the criteria defined in the Companies Law and the regulations promulgated thereunder for “accounting and financial expertise”.

Our Board of Directors has determined that Dr. Meridor and our external Director nominee, Dr. Zvi Lieber, each qualify  to serve as the “Audit Committee’s financial expert”, as required by the rules of the SEC and NASDAQ.

As required under Israeli Companies Law, Dr. Zvi Lieber has submitted to the Company, prior to the date of the Meeting, a declaration stating his compliance with the requirements imposed by Israeli Companies Law for the office of external Director.

The Company’s Board of Directors proposes to appoint Dr. Zvi Lieber to serve as our external Director commencing on May 28, 2014.

A Grant of Options to Dr. Zvi Lieber

In addition to the cash compensation paid to our external Directors as described in Item III below, our current external Directors were each granted options to purchase 50,000 of our ordinary shares upon their re-appointment as an external Director of the Company after 3 years of service and then again after 6 years of continued service as an external Director of the Company.

Our Compensation and Stock Option Committee and Board of Directors approved and recommended that our shareholders approve the grant to Dr. Zvi Lieber of options to purchase 50,000 of our ordinary shares upon commencement of his term of service as our external Director. Pursuant to the Companies Regulations, since Dr. Lieber is qualified as a director who has accounting and financial expertise, he may be granted equity based compensation which compensation may not be greater than 33% over the average compensation granted to the other Directors of the Company (as defined in the Companies Regulations). The grant of options to Dr. Lieber is in compliance with the foregoing regulation, as each of our serving Directors has received 50,000 options upon their appointment or upon their re-appointment as described above. Mr. Dov Baharav, who is a nominee for election as a Director at this Meeting will not be granted options upon his election.

Pursuant to the terms of our Compensation Policy, adopted by our shareholders on September 11, 2013, the exercise price of the options to be granted to our Directors shall not be less than 8% over the close price of the Company shares on NASDAQ in the last trading day prior to the grant date, which reflects the Board’s view of the appropriate exercise price of options to be granted to the Directors and External Directors. It is proposed that the exercise price of the option to be granted to Dr. Zvi Lieber will be equal to 8% over the closing price of the Company’s ordinary shares on the NASDAQ Global Select Market on the last trading day prior to the grant date. Our Board of Directors noted that the options granted in December 2011 to Dr. Leora Meridor, are exercisable at a higher rate of exercise price equal to 15% over the closing price of the Company’s shares on NASDAQ in the last trading day prior to the grant date, of which only two (2) installments remain unvested following the appointment of Dr. Lieber. Although the Companies Regulations require that the terms of a serving external Director be adjusted to match any better terms granted to the appointed Director, our Board of Directors determined that such adjustment is not practicable in this case due to negative tax implications on Dr. Meridor and taking into account that the options granted to Dr. Meridor in 2011 are almost fully vested and therefore the amount reflected in such adjustment is not material.

Similar to previous grants of options to other Directors, including external Directors, the options shall vest and become exercisable quarterly over a three year period so long as Dr. Lieber  continues to serve in office, and shall remain exercisable for 12 months following cessation or termination of his service (other than for cause).

The above proposed grant of options is in compliance with Company’s Compensation Policy.

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to elect Dr. Zvi Lieber to serve as an external Director commencing as of May 28, 2014 for a three-year term and to approve a grant of options to Dr. Lieber upon commencement of his term of service as described in the proxy statement.”

The approval of this Item 2 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the shares of shareholders who are not Controlling shareholders and do not have a Personal Interest in the resolution (excluding personal interest that does not stem from the  relations with the controlling shareholder) are voted in favor of the proposed resolution; or (ii) the total number of shares of shareholders who are not controlling shareholders and do not have a Personal Interest in the resolution and are voted against the proposed resolution does not exceed two percent of the outstanding voting power in the Company.

“Controlling” for the purpose of the preceding paragraph means having the ability to direct the acts of the Company, except for an ability that stems from the fulfillment of his or her duty as a director or as a holder of any other position at the Company.

“Personal Interest” is defined as a  person’s personal interest in the approval of an act or a transaction of the Company, including: (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a person or any of his/her aforementioned relatives serve as a Director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a Director or chief executive officer, but excluding a personal interest arising solely from the mere holding of shares in the Company or in a body corporate.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying Proxy Card is requested to indicate if he, she or it has a Personal Interest in connection with this Proposal III and whether he, she or it is a Controlling shareholder.

 The Board of Directors recommends a vote FOR the foregoing resolution.

III.           RATIFICATION AND APPROVAL OF CASH COMPENSATION TO
EXTERNAL DIRECTORS
(Item 3 on the Proxy Card)

In accordance with the Companies Law, subject to certain exceptions, the payment of compensation to Directors of a company, whether in their capacity as directors or otherwise, requires the approval of the Compensation Committee, the Board of Directors and the shareholders and should be in compliance with the Company's Compensation Policy.

The compensation of external Directors of an Israeli company is regulated by the Israeli Companies Regulations (Rules Regarding Compensation and Expenses to External  Directors), 2000, as amended, or the Companies Regulations, and the Companies Regulations (Relief for Public Companies whose Shares are Traded on a Stock Exchange Outside of Israel), 2000, as amended.

The Companies Regulations require that an external director be notified of his compensation prior to his appointment, and generally such compensation may not be changed throughout his three year term of service as an external director.

The Company’s Compensation and Stock Option Committee and Board of Directors approved and recommended that our shareholders approve, that the cash compensation payable to our external Director appointed at this Meeting and to our external Directors appointed from time to time in the future shall be NIS 93,690 as annual compensation payable quarterly (currently equivalent to approximately $26,860), and an additional fee of approximately NIS 1,924 (currently equivalent to approximately $550) for each Board or Board committee meeting attended.  Payment for telephone meetings (or a meeting held by other similar means) shall be equal to 60% of the abovementioned amount and payment for written resolutions shall be equal to 50% of the abovementioned amount. The above cash compensation is the same as the cash compensation that we are currently paying to our serving external Directors as well as our non-employee Directors. All the above amounts are linked to changes in the Israeli consumer price index as of September 2013 and subject to changes in the amounts payable pursuant to Israeli law applicable to external Directors from time to time.

The above proposed cash compensation for external Directors is in compliance with Company’s Compensation Policy.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to ratify and approve the cash compensation to our external Director nominee and to any external Director appointed from time to time in the future, as described in Item 3 of the Proxy Statement.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, will be necessary for shareholder approval of the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

            IV.   RATIFICATION AND APPROVAL OF REAPPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
(Item 4 on the Proxy Card)

Kost Forer Gabbay & Kasierer, registered public accountants, and a Member of Ernst & Young Global, has been our independent public accountants for over eight years.  It is proposed that at the Meeting, shareholders will ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent registered public accountants for the fiscal year ending December 31, 2014 and for such additional period until the next annual general meeting of shareholders.  In light of the familiarity of Kost Forer Gabbay & Kasierer with our operations and their reputation in the auditing field, our Audit Committee and Board of Directors believe that the firm has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

The following table sets forth the fees we paid to Kost Forer Gabbay & Kasierer with respect to fiscal year 2013:

Services Rendered	Fees	Percentages
Audit Fees (1)	$831,604	83.96%
Tax Fees (2)	$144,638	14.60%
Other (3)	$14,233	1.44%
Total	$990,475	100%

 (1)           Audit fees are fees for audit services, including fees associated with the annual audit, services provided in connection with audit of our internal control over financial reporting and audit services provided in connection with other statutory or regulatory filings.

(2)            Tax fees are fees for professional services rendered for tax compliance, tax planning and tax advice on actual or contemplated transactions.

(3)            Other fees are fees for professional services other than audit or tax related fees, rendered in connection with our business activities; such fees in 2013 were mainly related to review of the implementation of a new accounting system.

          In accordance with the Company’s procedures, our Audit Committee has approved all audit and non-audit services provided to the Company and to its subsidiaries during the periods listed above.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be, and hereby is, reappointed as independent registered public accountants of the Company for the fiscal year ending December 31, 2014 and for such additional period until the next annual general meeting of shareholders.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors and Audit Committee recommend a vote FOR the foregoing resolution.

V. CONSIDERATION OF THE AUDITOR’S REPORT AND THE CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, the consolidated financial statements for the year ended December 31, 2013 and the Auditor’s Report in respect thereto will be presented and considered.  This item will not involve a vote of the shareholders.

Our 2013 Consolidated Financial Statements are published as part of our 2013 annual report on Form 20-F, and can be viewed on our website at www.gilat.com and on the SEC website at www.sec.gov. A shareholder interested in receiving a copy free of charge may contact the Company’s corporate secretary for such purpose. None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

ADDITIONAL INFORMATION

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of March 28, 2014 (including options exercisable within 60 days from the date hereof) by: (i) each person who is the beneficial owner of more than 5% of our ordinary shares; and (ii) all Directors and officers as a group.  The information in this table is based on 42,249,349 ordinary shares outstanding as of March 28, 2014. Except where otherwise indicated, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares, subject to any applicable community property laws.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (1)(2)
FIMI Funds (3)	9,817,990	23.2%
York Capital Management(4)	6,015,530	14.2%
Itshak Sharon (Tshuva)(5)	2,553,792	6.0%
All officers and Directors as a group (19 persons)	2,711,331	6.4%
_________________________
(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission in the US and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date hereof are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	Based on 42,249,349 ordinary shares issued and outstanding as of March 28, 2014.

(3)
Based on a Schedule 13D/A filed on February 3, 2014 and information provided to the Company, FIMI Opportunity IV, L.P., FIMI Israel Opportunity IV, Limited Partnership (the “FIMI IV Funds”), FIMI Opportunity V, L.P., FIMI Israel Opportunity Five, Limited Partnership (the "FIMI V Funds" and together with the FIMI IV Funds, the "FIMI Funds"), FIMI IV 2007 Ltd., FIMI FIVE 2012 Ltd., Shira and Ishay Davidi Management Ltd. and Mr. Ishay Davidi share voting and dispositive power with respect to the 9,817,990 shares held by the FIMI Funds. FIMI IV 2007 Ltd. is the managing general partner of the FIMI IV Funds.  FIMI FIVE 2012 Ltd. is the managing general partner of the FIMI V Funds. Shira and Ishay Davidi Management Ltd. controls FIMI IV 2007 Ltd. and FIMI FIVE 2012 Ltd. Mr. Ishay Davidi controls Shira and Ishay Davidi Management Ltd. and is the Chief Executive Officer of all the entities listed above. These holdings include options to purchase 41,666 ordinary shares held by FIMI IV 2007 Ltd., which are currently exercisable or are exercisable within 60 days of the date hereof granted to it by our company in connection with the service of its executives, Ishay Davidi and Amiram Bohem, as members of our Board (out of the 50,000 options granted to FIMI IV 2007 Ltd. in connection with each of Mr. Davidi’s and Mr. Boehm’s services as our directors). The principal business address of each of the above entities and of Mr. Davidi is c/o FIMI IV 2007 Ltd., Electra Tower, 98 Yigal Alon St., Tel-Aviv 67891, Israel.

(4)
The information in this table is based on information provided to the Company and Schedule 13D/A filed on February 3, 2014 by York Capital Management Global Advisors, LLC, a New York limited liability company (“YGA”) with respect to:  (i) 424,089 ordinary shares directly owned by York Capital Management, L.P., a Delaware limited partnership; (ii) 4,115,599 ordinary shares directly owned by York Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership; (iii) 223,003 ordinary shares directly owned by York Credit Opportunities Fund, L.P., a Delaware limited partnership; (iv) 478,263 ordinary shares directly owned by York Credit Opportunities Master Fund, L.P., a Cayman Islands exempted limited partnership; (v) 413,750 ordinary shares directly owned by Jorvik Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership; and (vi) 360,826 ordinary shares directly owned by certain accounts managed by York Managed Holdings, LLC (such accounts, the “Managed Accounts”).  YGA, the sole managing member of the general partner of each of the entities numbered (i)-(v) above and the sole managing member of York Managed Holdings, LLC, exercises investment discretion over such investment funds and the Managed Accounts.  The principal business address of each of these entities is c/o York Capital Management Global Advisors, LLC, 767 Fifth Avenue, 17th Floor, New York, New York, 10153. James G. Dinan is the chairman and one of two senior managers of YGA. Daniel A. Schwartz is also a senior manager of YGA.

(5)
Based on a Schedule 13G filed on March 7, 2013 by Itshak Sharon (Tshuva), Delek Group Ltd. and The Phoenix Holding Ltd. and information provided to us by the shareholders as of March 19, 2014. The ordinary shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holding Ltd., or the Subsidiaries.  The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients.  Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The Phoenix Holding Ltd. is a majority-owned subsidiary of Delek Group Ltd.  The majority of Delek Group Ltd.'s outstanding share capital and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder is held by the public. The principal business address of Itshak Sharon (Tshuva) and Delek Investments and Properties Ltd. is 7 Giborei Israel Street, P.O.B. 8464, Netanya, 42504, Israel. The principal business address of the Phoenix Holding Ltd. is Derech Hashalom 53, Givataim, 53454, Israel.

Board Practices

Election of Directors

Our Articles of Association provide that our Board of Directors shall consist of not less than five and not more than nine Directors as shall be determined from time to time by a majority vote at the general meeting of our shareholders. On January 31, 2011, our shareholders resolved to set the size of our Board of Directors to eight members, including two external Directors.

Pursuant to our Articles of Association, each beneficial owner of 14% or more of our issued and outstanding ordinary shares is entitled to appoint, at each annual general meeting of our shareholders, one member to our Board of Directors, provided that a total of not more than four Directors are so appointed. In the event that more than four qualifying beneficial owners notify us that they desire to appoint a member to our Board of Directors, only the four shareholders beneficially owning the greatest number of shares shall each be entitled to appoint a member to our Board of Directors.  So long as our ordinary shares are listed for trading on NASDAQ, we may require that any such appointed Director qualify as an “independent director” as provided for in the NASDAQ rules then in effect.  Our Board of Directors has the right to remove any such appointed Director when the beneficial ownership of the shareholder who appointed such Director falls below 14% of our issued and outstanding ordinary shares.

Our Articles of Association provide that a majority of the voting power at the annual general meeting of our shareholders will elect the remaining members of the Board of Directors, including external Directors as required under the Companies Law. At any annual general meeting at which Directors are appointed pursuant to the preceding paragraph, the calculation of the vote of any beneficial owner who appointed a director pursuant to the preceding paragraph shall not take into consideration, for the purpose of electing the remaining Directors, ordinary shares constituting 14% of our issued and outstanding ordinary shares held by such appointing beneficial owner.

Each of our Directors (except for external directors) serve, subject to early resignation or vacation of office in certain circumstances as set forth in our Articles of Association, until the adjournment of the next annual general meeting of our shareholders following the general meeting in which such Director was elected. The holders of a majority of the voting power represented at a general meeting of our shareholders in person or by proxy will be entitled to (i) remove any Director(s), other than external Directors and Directors appointed by beneficial holders of 14% or more of our issued and outstanding ordinary shares as set forth above, (ii) elect Directors instead of Directors so removed, or (iii) fill any vacancy, however created, in the Board of Directors. Our Board of Directors may also appoint additional Directors, whether to fill a vacancy or in order to bring the total number of serving Directors to the number determined by our shareholders. Such Directors will serve until the next general meeting of our shareholders following such appointment.

Currently, no shareholder beneficially holding 14% or more of our issued and outstanding ordinary shares has exercised its right to appoint a Director.

External Directors and Independent Directors

External Directors. Under the Israeli Companies Law, public companies are required to elect at least two external Directors who must meet specified standards of independence.  External Directors may not have had during the two years preceding their appointment, directly or indirectly through a relative, partner, employer or controlled entity, any affiliation with (i) the  company, (ii) those of its shareholders who are controlling shareholders at the time of appointment and/or their relatives, or (iii) any entity controlled by the company or by its controlling shareholders.

The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and services as an office holder. The term “controlling shareholder” is defined as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder’s position on the board of directors or any other position with the company.

In addition, an individual may not be appointed as an External Director in a company that does not have a controlling shareholder or shareholders holding 25% or more of the voting rights, in the event that he has affiliation, at the time of his appointment, to the chairman, chief executive officer, a 5% shareholder or the chief financial officer. An individual may not be appointed as an External Director if his relative, partner, employer, supervisor, or an entity he controls, has other than negligible business or professional relations with any of the persons with which the External Director himself may not be affiliated.

No person can serve as an external Director if the person’s other positions or business creates or may create conflicts of interest with the person’s responsibilities as an external Director. Until the lapse of two years from termination of office, a company may not engage an external Director as an employee or otherwise.  If, at the time an external Director is to be appointed, all current members of the Board of Directors, who are not controlling shareholders of the company or their relatives, are of the same gender, then at least one external Director appointed must be of the other gender.

    The Israeli Companies Law further requires that external Directors have either financial and accounting expertise or professional competence, as determined by the company’s Board of Directors. Under relevant regulations, a Director having financial and accounting expertise is a person who, due to his or her education, experience and talents, is highly skilled in respect of, and understands, business and accounting matters and financial reports, in a manner that enables him or her to have an in-depth understanding of the company’s financial information and to stimulate discussion in respect of the manner in which the financial data is presented. Under the regulations, a Director having professional competence is a person who meets any of the following criteria: (i) has an academic degree in either economics, business administration, accounting, law or public administration; (ii) has a different academic degree or has completed higher education in an area relevant to the company’s business or in an area relevant to his or her position; or (iii) has at least five years’ experience in any of the following, or has a total of five years’ experience in at least two of the following: (a) a senior position in the business management of a corporation with a substantial scope of business, (b) a senior public position or a senior position in public service, or (c) a senior position in the main field of the company’s business.

At least one of the external Directors is required to qualify as a financial and accounting expert, as determined by the Board of Directors. Our Board of Directors has determined that our current external Directors, Dr. Leora Meridor and Mr. Haim Benyamini, have “accounting and financial expertise” as defined by the Israeli Companies law, as does Dr. Zvi Lieber, the nominee for external Director.

External Directors serve for an initial three-year term. The initial three-year term of service can be extended, at the election of a company subject to certain conditions, by two additional three-year terms. External Directors will be elected by a majority of the voting shareholders, provided that either: (i) at least a majority of the shares of voting shareholders who are not controlling shareholders and who do not have a personal interest in the resolution (excluding personal interest that does not stem from the  relations with the controlling shareholder) are voted in favor of the election; or (ii) the total number of shares of voting shareholders who are not controlling shareholders and who do not have a personal interest in the resolution and are voted against the election does not exceed two percent of the outstanding voting power in the Company.

External Directors may be re-elected for additional terms by means of one of the following mechanisms: (i) the board of directors proposed the nominee and his or her appointment was approved by the shareholders in the manner required to appoint external directors for their initial term, or (ii) a shareholder holding 1% or more of the voting rights proposed the nominee, and the nominee is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, and the aggregate votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relations with the controlling shareholders in favor of the nominee constitute more than two percent of the voting rights in the company. The external director who has been nominated in such fashion by the shareholders must not be a linked or competing shareholder, and not have or not had, on or within the two years preceding the date of such person’s appointment to serve another term as external director, any affiliation with a linked or competing shareholder. The term “linked or competing shareholder” means the shareholder(s) who nominated the external director for reappointment or a shareholder of the company holding more than 5% of the company’s issued share capital or its voting rights, provided that at the time of the reappointment, such shareholder(s) of the company, the controlling shareholder of such shareholder(s) of the company, or a company under such shareholder(s) of the company’s control, has a business relationship with the company or is a competitor of the company.

The term of office of external Directors of Israeli companies traded on certain foreign stock exchanges, including the NASDAQ Global Select Market, may be further extended, indefinitely, in increments of additional three-year terms, in each case provided that, in addition to reelection in such manner described above, (i) the audit committee and subsequently the Board of Directors of the Company confirm that, in light of the external Director’s expertise and special contribution to the work of the Board of Directors and its committees, the reelection for such additional period is beneficial to the Company, and (ii) prior to the approval of the reelection of the external Director, the Company’s shareholders have been informed of the term previously served by such nominee and of the reasons why the Board of Directors and audit committee recommended the extension of such nominee’s term.

External Directors can be removed from office only by the court or by the same special majority of shareholders that can elect them, and then only if the external Directors cease to meet the statutory qualifications with respect to their appointment or if they violate their fiduciary duty to the company. The court may additionally remove external Directors from office if they were convicted of certain offenses by a non-Israeli court or are permanently unable to fulfill their position.

        An external Director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

The Companies Law requires external Directors to submit to the company, prior to the date of the notice of the general meeting convened to elect the external Directors, a declaration stating their compliance with the requirements imposed by Companies Law for the office of external Director.

Our Board of Directors currently has two external Directors under Israeli law: (i) Dr. Leora Meridor, who was initially elected to serve as an external Director at our special general meeting of shareholders held on August 30, 2005 and was reelected for additional three year periods at our annual general meeting of shareholders held on December 30, 2008 and at our annual general meeting of shareholders held on December 29, 2011; (ii); Mr. Haim Benyamini who was initially elected to serve as an external Director at our special general meeting of shareholders held on February 10, 2005 and was reelected for additional three year periods at our special general meeting of shareholders held on May 28, 2008 and at our annual general meeting of shareholders held on January 31, 2011.

Independent Directors.

In general, NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors, within the meaning of NASDAQ rules.  Our Board of Directors has determined that five out of our eight serving Directors (including the external Directors), qualify as independent directors under NASDAQ requirements and, subject to the election of the nominees proposed to be elected at this Meeting, following the Meeting, five of our Directors, namely, Messrs. Halevy, Boehm and Rafaeli, Dr. Zvi Lieber and Dr. Leora Meridor, will qualify as independent directors under NASDAQ requirements.

Pursuant to the Israeli Companies Law, a director may be qualified as an independent director if such director is either (i) an external director; or (ii) a director that served as a board member less than nine years and the audit committee has approved that he or she meets the independence requirements of an external director.  A majority of the members serving on the audit committee must be independent under the Israeli Companies Law. We comply with this requirement.

Committees of the Board of Directors

Our Articles of Association provide that the Board of Directors may delegate its powers to committees of the Board of Directors as it deems appropriate, to the extent permitted by the Israeli Companies Law. Each committee exercising powers delegated by the Board must include at least one external Director.

Audit Committee. Under the Israeli Companies Law, publicly traded companies must establish an audit committee. The audit committee must consist of at least three members, and must include all of the company's external Directors. A majority of an audit committee must be comprised of “independent directors” (as such term is defined in the Companies Law). The chairman of the Board of Directors, directors employed by, or that provide services on a regular basis to, the company or to a controlling shareholder or a company controlled by a controlling shareholder (or whose main livelihood depends on a controlling shareholder), any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee.  An audit committee may not approve an action or a transaction with an officer or director, a transaction in which an officer or director has a personal interest, a transaction with a controlling shareholder and certain other transactions specified in the Companies Law, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

In addition, the NASDAQ Marketplace Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

Our Audit Committee oversees (in addition to the Board) the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements,  our independent auditors ’ qualifications, independence, compensation, and performance, and the performance of our internal audit function . Our Audit Committee is also required to find deficiencies in the business management of our company and proposes to our Board of Directors ways to correct such deficiencies, determine whether certain related party actions and transactions are "material" or "extraordinary" in connection with their approval procedures, approve related-party transactions as required by Israeli law, establish whistle blower procedures (including in respect of the protections afforded to whistle blowers). Additional duties of our Audit Committee  are to establish procedures to be followed in respect of non-extraordinary related party transactions with a controlling shareholder which may include, where applicable, the establishment of a competitive process for such transaction, under the supervision of the audit committee, or whomever it designates for this purpose, in accordance with criteria determined by the audit committee, to establish procedures for approving certain related party transactions with a controlling shareholder, which having been determined by the audit committee not to be extraordinary transactions, were also determined by the audit committee not to be negligible transactions,  and such other duties as may be directed by our Board of Directors.  The Audit Committee may consult from time to time with our independent auditors and internal auditor with respect to matters involving financial reporting and internal accounting controls.

Our Audit Committee consists of Mr. Benyamini, Dr. Meridor, Mr. Halevy and Mr. Rafaeli. All of the members of our Audit Committee satisfy the respective “independence” requirements of the Securities and Exchange Commission, NASDAQ and Israeli law for audit committee members. Dr. Zvi Lieber will also satisfy such requirement. Our Board of Directors has determined that Dr. Meridor qualifies to serve as Audit Committee financial expert, as required by the rules of the Securities and Exchange Commission and NASDAQ.

Compensation and Stock Option Committee. Under the Israeli Companies Law, publicly traded companies must establish a compensation committee. The compensation committee must consist of at least three members, and must include all of the company's external Directors. The additional members of the compensation committee must satisfy the criteria for remuneration applicable to the external Directors.

Our Compensation and Stock Option Committee consists of Mr. Benyamini, Dr. Meridor and Mr. Rafaeli.  All of the members of our Compensation and Stock Option Committee are independent directors, within the meaning of NASDAQ rules and the Israeli Companies Law.

Under the Israeli Companies Law, the compensation committee is responsible for: (i) making recommendations to the board of directors with respect to the approval of the Compensation Policy applicable to the company’s office holders and any extensions thereto; (ii) providing the board of directors with recommendations with respect to any amendments or updates to the Compensation Policy and periodically reviewing the implementation thereof; (iii) reviewing and approving arrangements with respect to the terms of office and employment of office holders; and (iv) determining whether or not to exempt a transaction with a candidate for chief executive officer from shareholder approval.

In addition, our Compensation and Stock Option Committee offers recommendations to the Board of Directors regarding equity compensations issues (with the  Board also approving compensation of our executive officers), and administers our option plans, subject to general guidelines determined by our Board of Directors from time to time.  The Compensation and Stock Option Committee also makes recommendations to our Board of Directors in connection with the terms of employment of our chief executive officer and all other executive officers.

Shareholder Communications with the Board of Directors

Our shareholders may communicate with the members of our Board of Directors by writing directly to the Board of Directors or to specified individual Directors to the attention of:

Alon Levy, Corporate Secretary
Gilat Satellite Networks Ltd.
21 Yegia Kapayim Street
Kiryat Arye
Petah Tikva 49130 Israel
Email: alonl@gilat.com

Our Corporate Secretary will deliver any shareholder communications to the specified individual Director, if so addressed, or otherwise to one of our Directors who can address the matter.

GILAT SATELLITE NETWORKS LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Amiram Levinberg, Alon Levy, Michal Lavee Machlav, Yael Shofar and Tal Vilnai, or any of them, attorneys or attorney- in-fact, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, nominal value NIS 0.20 per share, of Gilat Satellite Networks Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Thursday, May 8, 2014 at 2 p.m. (local time) at the offices of the Company, 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel, and at any adjournment or adjournments thereof, hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR THE ELECTION OF THE NOMINEES FOR DIRECTOR IN ITEM 1 AND FOR THE APPROVAL OF THE PROPOSALS IN ITEMS 2, 3 AND 4.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

GILAT SATELLITE NETWORKS LTD.

May 8, 2014

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, proxy statement and proxy card
are available at www.gilat.com

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF THE NOMINEES FOR DIRECTOR IN ITEM 1
AND "FOR" THE APPROVAL OF THE PROPOSALS IN ITEMS 2, 3 AND 4.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Item 2 requires an indication of "Personal Interest" in the resolution and whether the undersigned is a "Controlling" shareholder (as such terms are defined under the Israeli Companies Law).	(1)	To elect six members of the Board of Directors until our next annual general meeting of shareholders and until their successors have been duly elected and qualified.
			FOR	AGAINST	ABSTAIN
For information regarding the definition of "Personal Interest" and "Controlling", please see the explanation in Proposal II of the Proxy Statement.		Dov Baharav	☐	☐	☐
		Jeremy Blank	☐	☐	☐
		Amiram Boehm	☐	☐	☐
		Ishay Davidi	☐	☐	☐
		Gilead Halevy	☐	☐	☐
		Kainan Rafaeli	☐	☐	☐
	(2)	To elect Dr. Zvi Lieber to serve as an external Director effective as of May 28, 2014 for a three-year term and to approve a grant of options to Dr. Lieber upon commencement of his term.	☐	☐	☐
			YES	NO
		DO YOU HAVE A PERSONAL INTEREST IN ITEM 2 ABOVE (APPOINTMENT OF DR. LIEBER)?	☐	☐
		ARE YOU A CONTROLLING SHAREHOLDER?	☐	☐
			FOR	AGAINST	ABSTAIN
	(3)	To ratify and approve cash compensation to our external Directors, as described in the Proxy Statement.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐	(4)	To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2014, and for such additional period until the next annual general meeting of shareholders.	☐	☐	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full  title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.